November 9, 2006

Room 4561

Randall K. Fields
Chief Executive Officer
Park City Group, Inc.
333 Main Street
Park City, Utah 84060

Re: Park City Group, Inc.
        Registration Statement on Form SB-2/A
        Filed October 23, 2006
        File No. 333-136254

        Forms 10-KSB/A for the years ended June 30, 2005 and 2006
        Forms 10-QSB/A for the quarters ended September 30, and December 31, 2005 and March 31, 2006
        File No. 0-03718

Dear Mr. Walters:

We have conducted a limited review of the filings referenced above and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form SB-2

Risk Factors, page 4

1. It appears that the bulk of the increase in revenue that you reported for the year ended June 30, 2006, was attributable to sales to a new customer. For example, on page 15 you refer to $3 million of license revenue from a new customer. Please expand the risk factor captioned "Our business is currently dependent upon a limited customer base" to provide specific, quantitative information concerning the nature and extent of your reliance upon this new customer. Tell us whether you have a written agreement with this new, principal customer. If you have entered into a written agreement with the principal customer, it appears that you

may be materially dependant upon that agreement. If so, please file the agreement. See paragraph (b)(10)(i)(B) of Item 601 of Regulation S-B.

Selling Security Holders, page 34

2. In footnote 4 on page 38 you state that that none of the selling shareholders have been involved in any material transactions with Park City Group or had any material relationship with Park City Group during the past three years. However, during the three year period there were a number of transactions involving Riverview Financial Corp. and the control person of Riverview, as discussed on page 32. Please revise accordingly. Additionally, more specifically describe the affiliation between Riverview and Park City's chief executive officer.

3. In footnote 3 you appear to state that the total of the 1,439,925 shares offered by Riverview Financial Corp., were acquired from the initial sale of Park City Group, Inc. to Amerinetgroup.com. You then refer to unspecified additional shares acquired by Riverview Financial that are offered by it.   Please revise to reconcile the apparent inconsistency.

Part II – Item 26. Recent Sales of Unregistered Securities, page II-1

4. In referring to several unregistered issuances, you state that the shares, options or other securities were issued to unspecified numbers of unidentified employees. Please revise these references to state the number of employees who received the securities in each instance. Indicate the exemption from registration relied upon in issuing these securities to employees. With respect to any unaccredited employees receiving unregistered securities, concisely describe the information provided to the employees in connection with the investment, and discuss whether the employee had access to the information a registration statement would have provided. As noted previously, in the last paragraph of this section, you refer to Section 4(s) (sic) of the Securities Act of 1933. Please revise this reference, as requested previously. With respect to the issuances you believe did not involve a public offering, expand to describe steps taken to prevent public distribution of the unregistered securities.

Part II- Item 27. Exhibits, page II-6

5. The opinion of Cohne, Rappaport & Segal, filed as Exhibit 5.1 should indicate clearly which securities have been legally issued and are fully paid and non-assessable. Also, identify the securities that have not yet been issued and more specifically describe the steps not yet taken that when taken will result in the legal issuance of fully paid, non-assessable securities. For example, if this conclusion rests on the assumption that warrants are exercised in accordance with their terms

and that the underlying shares will be issued in accordance with the terms of the warrant agreements, please so state.

Form 10-KSB/A for the year ended June 30, 2005

Item 8A Controls and Procedures, page 17

6. Please refer to comment 17 of our letter dated September 1, 2006. Neither the paragraph you added to Item 8A, nor your response letter, thoroughly addresses the prior comment. Accordingly, we reissue the comment. Among other matters, we are unable to locate your discussion of the consideration, if any, that the CEO and CFO gave to the deficiencies you perceive in your tracking system for property, plant and equipment in reaching their conclusion that the disclosure controls and procedures were effective.

7. In the amended Form 10-KSB for fiscal 2005, you disclosed that management concluded that it was necessary to invest in "a more formal fixed asset tracking program" to record the aging of your property, plant and equipment. In your response letter, please explain why the deficiency in the asset tracking system you identified only presents a risk of material errors with respect to properties acquired prior to 1999.

Forms 10-QSB/A for the periods ended September 30, 2005, December 31, 2005, and March 31, 2006

8. Although you conclude in the 2005 Form 10-KSB/A that it is necessary to invest in a new system to track your property and record its aging, the Forms 10-QSB/A for the three quarters of fiscal 2006 and the Form 10-KSB for June 30, 2006 all state that there have been no changes in the company's internal control over financial reporting that are likely to materially affect the Company's internal control over financial reporting. In your response letter, please tell us the status of your plans to select and invest in the "more formal fixed asset tracking program".

* * * * *

As appropriate, please amend your filings in response to these comments. With respect to the comments on the periodic reports, your response should be provided as soon as possible and not later than November 24, 2006. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that discusses your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have further comments after reviewing your amendments and responses to our comments.

You may contact Rebekah Toton, at (202) 551-3857 if you have questions regarding the comments or other matters concerning your filings. If you require further assistance, please call me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via Facsimile
        A.O. Headman, Jr., Esq
        Cohne, Rappaport & Segal
        (801) 355-1813